SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  -------------
                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 27, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)




                        Form 20-F     X                Form 40-F
                                   ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                        Yes                            No           X
                                  ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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Company Press Release
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                       CNOOC LIMITED TO ACQUIRE INTEREST
                        IN INDONESIAN GAS JOINT VENTURE

(Hong Kong, September 27, 2002) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) announced today that it has entered into a Heads of Agreement (the "HOA") to acquire a participating interest in the reserves and upstream production of the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project").

The HOA provides for the Company to acquire from BP an equivalent 12.5% stake in the Tangguh LNG Project for approximately US$275 million through the acquisition of interests in Production Sharing Contracts ("PSCs"). The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a 25-year LNG Supply Contract to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in China, beginning in 2007.

The Company believes that the planned acquisition of an interest in the Tangguh LNG Project pursuant to the HOA would be economically attractive and complementary to its natural gas strategy.

"The acquisition of a material stake in the Tangguh Joint Venture and the reserves and upstream production would expand both the Company's natural gas reserves and our upstream presence in Indonesia. This proposed acquisition, together with our recently announced proposal to acquire an upstream interest in Australia's North West Shelf's Gas Project, would be a substantial step in executing our commitment to supplying natural gas to the rapidly growing market in China," commented Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited.

No indication can be given by the Company of the timing of any definitive agreement or completion of any acquisition pursuant to the HOA. Any acquisition of a participating interest in the Tangguh LNG Project will be subject to various conditions (including regulatory approvals). The Company may from time to time, if appropriate, make further announcements regarding the HOA.

Notes to Editors:


              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and



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East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:
Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        --------------------

Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/3141-8063
Fax: 852-2510-8199
E-mail:     anne.lui@knprhk.com
            -------------------
            Zelda.yung@knprhk.com
            ---------------------
            maggie.chan@knprhk.com
            ----------------------





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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Cao Yunshi
                                                 --------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: September 27, 2002